[LETTERHEAD OF BREAKWATER RESOURCES LTD.]


February 10, 2006


Via Facsimile No. 1-202-772-9368 and EDGAR


Ms. Jill S. Davis
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Ms. Davis:

Re:   Responses to Comments of the Staff of
      the Securities and Exchange Commission
      to the Form 40-F for the fiscal year ended
      December 31, 2004 of Breakwater Resources Ltd. (File No. 0-13979)
      -----------------------------------------------------------------

This letter sets out the response of Breakwater Resources Ltd., a corporation organized under the laws of Canada (the "Company"), to the comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") contained in the letter dated December 12, 2005 (the "Comment Letter") with respect to the Annual Report on Form 40-F for the fiscal year ended December 31, 2004 (the "Form 40-F"), filed with the Commission on April 1, 2005 via EDGAR. The Company will file an amendment to the Form 40-F (the "Form 40-F/A") following the Staff's review of the responses contained in this letter.

For the convenience of the Staff, we have numbered each of our responses to correspond to the numbered comments in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

FORM 40-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004


ANNUAL INFORMATION FORM
-----------------------

Interests of Experts, page 57

1. We have reviewed your response to prior comment number three. Based on your supplemental response, please explain to us why you are required to disclose that "the partners and staff of Deloitte & Touche LLP and SRK Consulting may beneficially own, directly or indirectly, less than 1% of any class of securities by the company." Please address paragraph (c) (1)
     (i) of Rule 2-01 of the Regulation S-X in your response.

         Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare its Annual Information Form in accordance with Canadian disclosure standards. Section 16 of Form 51-102F2 under the Securities Act (Ontario), which sets forth the Canadian requirements for disclosure of interests of experts in the Annual Information Form, provides that if an expert's interest in an issuer's securities represents less than one percent of the issuer's outstanding securities, a general statement to that effect is sufficient. The instrument further clarified that this disclosure was not necessary for any interests held through mutual funds. However, the Company's disclosure was intended to include interest, if any, of experts held through mutual funds. The Company acknowledges upon further consideration of your comment and recognizes that this disclosure was unnecessary and could be confusing to U.S. readers who are not familiar with the Canadian practice, and who may believe that Deloitte & Touche LLP, or a covered person in the Firm, or any of his or her immediate family members, may have a direct investment interest in the Company, thereby impairing its independence under Rule 2-01 of Regulation S-X. This is not the case.

         The Company confirms that, based on information provided to the Company by Deloitte & Touche LLP, none of the circumstances enumerated in paragraph (c)(1)(i) of Rule 2-01 of Regulation S-X that could impair the independence of Deloitte & Touche LLP exist. The Company will amend the disclosure in the Form 40-F/A to read as follows: "The partners and staff of Deloitte & Touche LLP and SRK Consulting do not beneficially hold, directly or indirectly, any securities issued by the Company."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
---------------------------------------------

2. We have reviewed your response to prior comment number eight. Please tell us how you accounted for this long term investment under US GAAP.

         In addition to our previous response to prior comment number eight that described the accounting for the long term investment under Canadian GAAP, be advised that Note 17(f) of the 2004 consolidated financial statements describes the accounting treatment of the investment under U.S. GAAP. The long-term investment consists of a non-interest bearing convertible debenture from Taseko Mines Limited which, under Canadian GAAP, is recorded at cost, net of any impairment in value.

         Under U.S. GAAP, SFAS 133 - Accounting for Derivative Instrument and Hedging Activities, states that an embedded derivative shall be separated from the host contract and accounted for as a derivative instrument under certain conditions . The conversion option embedded in the debenture was bifurcated from the debenture as the option was not considered to be clearly and closely related. The embedded option was carried at fair value as a stand alone option. At acquisition, under U.S. GAAP, the value ascribed to the conversion option was $1,165,000 with the remainder of $4,450,000 ascribed to the debenture. The subsequent mark to market gain on the conversion option of $2,348,000 and accretion income on the debenture of $92,000 were recognized in earnings. There has been no change in fair value of the debenture since acquisition other than the accretion, which has been recognized in other comprehensive income, as the debenture is classified as an available for sale security.

NOTE 9 - ROYALTY OBLIGATION
---------------------------

3. We have reviewed the information you provided in response to prior comment number nine. Please address each of the following:

     As discussed, prior to responding to your specific questions we have provided an overview of the Red Mile transaction below, which should be useful in understanding the parties involved, the arrangement between the parties and some of the key terms of the agreement.

     SUMMARY OF THE RED MILE TRANSACTION:
     ------------------------------------

         a. Investors invest in Red Mile Resources Fund Limited Partnership ("Red Mile LP").

         b. Red Mile LP invests the funds in a number of different Numbered Limited Partnerships (the "Numbered LPs"); each of the Numbered LPs in turn purchases a production royalty from different mining companies or enters into a development well (oil or gas) farm in agreement. Red Mile Resource No. 5 Limited Partnership ("LP No.5") purchased a royalty from the Company.

         c. Investors borrow the majority of the funds for this investment from Alberta Capital Trust Corporation ("Trust Company") for a 10 year term on a full recourse basis at a fixed interest rate of 6%; the Investor Loan ("Investor Loan")

         d. Both Red Mile LP and the Numbered LPs are managed by Wilshire Financial Services Inc. ("Manager"). The manager is also the General Partner of LP No.5. The Company is completely unrelated and deals at arms length with the Red Mile LP, LP No. 5, the Manager and the Trust Company (as described below).

         e.  The Company, sold a royalty to LP No. 5:
                  o With the majority of the funds received from the sale of the royalty, the Company purchased a 10 year 6% ("Promissory Note") from the Trust Company.
                  o Additionally, the Company earned an indemnity fee from the Manager.

         f. The Royalty Obligation ("Royalty Obligation") consists of three components:
                  o   basic first tier royalty ("Basic First Tier Royalty")
                  o basic second tier royalty ("Basic Second Tier Royalty" together the "Basic Royalties"); and
                  o   net smelter return ("Net Smelter Return")

         g. The expected production varies from year-to-year so the unit royalty rate will vary accordingly. In years one through five, the total Basic First Tier Royalty Rate earned on the expected production would approximate the interest paid on the Promissory Note. From year six onward, the Basic First Tier Royalty includes interest on the Promissory Note and a partial repayment of the Promissory Note principal, such that the balance of the principal is expected to be at 92% of the original amount at the end of year ten.

         h. The Basic Second Tier Royalty will be payable if actual production exceeds 130% of the expected production levels. Exceeding 130% of the expected production level is completely in the control of the Company and would reflect a conscious business decision to do so. If a Basic Second Tier Royalty were payable it would be paid by repaying a portion of the Promissory Note.

         i. The Net Smelter Return, which is determined by applying a percentage of net revenue generated from the sale of the mine's production, will be payable if the zinc price in US$ per tonne averages the following in years 6 through year 10:
                  i.  $2,250 - 0.4%
                 ii.  $2,500 - 0.5%
                iii.  $2,750 - 0.7%
             The Net Smelter Return would be payable out of the production cash flow of the Company.

         j. The production levels used to calculate the Basic First Tier Royalty and Basic Second Tier Royalty rates were determined by an independent engineering company hired by Red Mile LP to calculate a life of mine estimate to show that the mine could support the total royalty.

             If the mine does not produce as expected, a lower or possibly no royalty is payable in that period. If the mine under-produces relative to the plan, the royalty rate in the following period is adjusted to make up the shortfall. However, if the mine does not produce for five consecutive years, the royalty agreement terminates. The investors are at risk with respect to the Company not meeting expected production levels over the life of the agreement.

         k. On January 1, 2014 the Company has the right, via a Call Option ("Call Option") to acquire the units of LP No. 5 for the lower of the balance of the Promissory Note or the Market Value ("FMV") of LP No. 5. The Call Option can be exercised early in the event any of the following:
                  i. The balance of the Promissory Note falls below 15% of the original amount
                 ii.  The Trust Company breaches its obligations
                iii. The Trust Company or the Manager exercise their respective put or call on the Unit Loans

         l. LP No. 5 has a Put Option ("Put Option") whereby it can put the units of the LP No. 5 to the Company at FMV. The Put Option is exercisable on November 1, 2014 or if the balance of the Promissory Note falls below 92% of the original amount. It is also exercisable upon an Event of Default by the Company under the Royalty Agreement. If put, the Company can override the Put Option by exercising its Call Option.

         m. Pursuant to the terms of the Unit Loan Put/Call Agreement, the Trust Company is entitled to cause the Manager to acquire the Investor Loan ("Unit Loan Put"), in exchange for the Manager paying 100% of the outstanding balance of the Investor Loan. The Unit Loan Put is exercisable in March of 2014 or earlier if either the Manager or the Company is insolvent.

         n. Pursuant to the terms of the Funding Agreement, the Company has agreed to advance funds to the Manager up to the amount of the Promissory Note to assist the Manager to acquire the Investor Loans in the event of Unit Loan Put.

     The following address each of the specific comments in your letter:

     o We note that the royalty obligation was accounted for as a loan with a fixed discount rate. It appears that the "Royalty Obligation" line item on your balance sheet represents the net of the debt and the discount. Please quantify for us the portion attributed to the debt and that attributed to the debt discount, presumably the value of the royalty. Please provide us the additional information regarding Red Mile, including, but not limited to when it was formed, and whether or not there are common management and / or investors in Breakwater and Red Mile. Additionally explain what you mean by your statement that you and Red Mile are arm's length parties.

         1. The Royalty Obligation on the Balance Sheet at December 31, 2004 does not include a discount ("Accrued Interest").
                  o   There was no interest payable as at December 31, 2004.
                  o The total Royalty Obligation was $11,979,000, with $11,696,000 being recorded as a long term liability and $283,000 being recorded as a current liability in Accounts Payable and Accrued Liabilities.

         2.  The LP No. 5:
                  o   Was formed in 2004 specifically for this transaction.
                  o The general partner is a subsidiary of the Manager, Wilshire (GP) No. 5 Corporation.
                  o There are no common management or directors with the Company.

         3. In late 2003, the Company was approached by the Manager and presented with the Red Mile opportunity described above. This transaction was intended to allow the Company to raise cash by way of the sale of a royalty against future production of the Myra Falls mine owned by the Company. The transaction was negotiated during 2004 and finalized in December, 2004. Prior to that time, none of the parties in the Red Mile transaction were known to the Company and continue to be completely unrelated in regards to management, directors, investors, etc. The relationship between the Company and the other parties arose as a result of the completion of the Red Mile transaction.

     o   Please address whether or not Red Mile is a Variable Interest Entity.

         We have concluded that Red Mile is a Variable Interest Entity based on the guidance in FIN 46R: Consolidation of Variable Interest Entities. This conclusion was based on an analysis of the characteristics of the equity held both by the general partner and the limited partner. The primary basis for our conclusion was that the general partner has all of the voting rights, cannot be replaced without cause and has invested a nominal amount of equity which will be recovered through ongoing management fees received from Red Mile. As such, we have concluded that the general partner's equity is not "equity investment at risk" pursuant to FIN 46R paragraph 5(b)(2) and therefore, the limited partner is the only holder of any equity investment at risk. Under FIN 46R paragraph 5(b)(1), the equity investment at risk therefore does not have the direct or indirect ability to make decisions about the entity's activities because the general partner's equity investment, which holds all of the voting rights for the entity, is not included.

         We identified the Basic Royalty Call Option, contingently exercisable by us at fair value upon certain circumstances, and certain features of the Royalty Agreement to be variable interests in Red Mile. We also identified Red Mile Resources Fund Limited Partnership, as the holder of the limited partnership units, and Wilshire (GP) No. 5 Corporation, as the manager and holder of the general partnership units, as other variable interest holders. The sole asset held by Red Mile consists of the Royalty Receivable and variability results from Breakwater-related credit risk, changes in timing and amount of the Basic and Net Smelter Return Royalties including the risk that no royalties will be payable in the event of a mine shut down. We also considered the terms of the Royalty Agreements and other related agreements to determine if, pursuant to paragraph 16 of FIN 46R, we were related to any of the other parties who also held variable interests in Red Mile.

         We concluded that we were not the primary beneficiary of Red Mile based on our determination that the limited partner absorbs the majority of the expected losses through the variable royalty return. This is also consistent with both the design of the agreement and of the entity.

         We are currently completing the preparation of our December 31, 2005 financial statements and will be considering the potential implications, if any, of FASB Staff Position FIN 46(R)-5: Implicit Variable Interests under FASB Interpretation No. 46 (revised December
         2003), Consolidation of Variable Interest Entities. As we only prepare US GAAP financial statements on an annual basis, this FSP is applicable for the first reporting period beginning after March 3, 2005, which would apply to our US GAAP financial statements for the year commencing January 1, 2006 as the first annual reporting period commencing after the application date.

     o Please tell us who is the other party to the note that you invested the proceeds of the transaction with Red Mile.

         The other party to the Promissory Note is the Trust Company, with its head office in Edmonton, Alberta.

     o Please explain why you have not recorded amounts deposited with a trust company which is to be used to pay the royalty as a restricted asset.

         The Promissory Note has not been described as a restricted asset on the face of the balance sheet caption as the Company believes that the terminology "Promissory Note" is more descriptive of the nature of the asset, and is consistent with the underlying agreement. However, the Promissory Note and the interest earned thereon are only to be used to fund the royalty payments and the potential acquisition of the units of the Red Mile LP via the Call Option under the normal course of the transaction. Therefore, the Company will clarify and provide additional narrative in future financial statements.

     o Because the royalty obligation was recorded as debt, you are required under EITF 88-18 to amortize the debt under the interest method. The objective of the interest method is to arrive at a periodic interest cost (including amortization) which will represent a level effective rate throughout the term of the agreement. This does not appear consistent with your accounting method in which you recorded higher levels of interest expense during years one through five than those recorded during years six through ten. Please explain further.

         The periodic interest cost does represent a level effective rate throughout the term of the agreement, that rate being 6%. Although, the royalty rate does vary from year to year reflecting the varying expected production levels, and even though in years 6 to 10 the royalty rate increases because a portion of the principal of the Promissory Note will be used to fund the Royalty Obligation, the recording of the interest expense throughout the term of the agreement is determined using a constant effective interest rate.

     o We understand that the basic royalty is calculated by Multiplying annual zinc production from the Myra Falls mine by a per pound amount rate. Please further explain the terms of the Agreement such that it is clear how the basic royalty can therefore terminate five years after the last production from the mine. In this regard, we note that the life of the mine is estimated to be six years based on current proven and probable reserves. This estimate results in the life of the mine ending several years prior to the termination of the basic royalty agreement on December 31, 2014. In your response, clarify how the royalty payable is determined when the mine is no longer producing.

         At any point in time, a mine has mineral interests in both the reserve and resource categories. In general, for most public reporting and accounting purposes, only the reserve category is considered. In reality though, a percentage of resources will be converted to reserves and mined, thereby extending the life of mine beyond the current proven and probable reserve estimates. As well, exploration drilling to identify new resources is an ongoing activity. The Myra Falls mine has a history of identifying and converting resources to reserves. The mine has been in production since 1965 and typically has had between 5 - 7 years of reserves.

         The Manager engaged an independent engineering firm to provide an opinion on a life of mine plan for Myra Falls. They estimated that the mine could operate until 2023 based on the current reserves and resources and the history of finding and converting new resources at the mine. The royalty rates were determined on the basis of their study. If the mine does not produce, then no royalty will be payable. The Basic Royalties will terminate on:
             (A)  the later of:
                  (i) December 31, 2014; and
                 (ii) five years after the last production from the
                      mine; or
             (B)  if the Company exercises its call options .

         In addition, as noted above, there is a provision in the Royalty Agreement that provides for catch up royalties the year following a year in which the mine is temporarily shut-down. As such, the provision for termination of the royalty 5 years after the last production is a limitation to this provision.

In connection with this response letter, the Company hereby confirms and acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff. Please telephone Richard Godfrey, Chief Financial Officer or the undersigned, both at 416-363-4798 if you have any questions or need additional information.

Yours very truly,

BREAKWATER RESOURCES LTD.



/s/ Richard R. Godfrey
----------------------
Richard R. Godfrey
Chief Financial Officer

cc:  Regina Balderas (Securities and Exchange Commission)
     Priya Patil (Breakwater Resources Ltd. - Corporate Counsel)